VR 4-11-02

SECURITIES AND EXCHANGE COMMISSION

02021813

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 24348

RECEIVED APR 0 1 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 054

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2001 (MM/DD/YY) AND ENDING 01/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Dratel Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Pantigo Place; Suite 114
(No. and Street)

East Hampton, NY 11937
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Dratel 631-324-5100
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas New York, NY 10036-2602
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 2 2002
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, William Dratel swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Dratel Group Inc., as of January 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres

Title

2/28/02

Notary Public

LISE KING
NOTARY PUBLIC, State of New York
Suffolk Co. No. 52-7269575
Commission Expires 7/31/02

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of ~~Changes in Financial Condition.~~ Cash flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
The Dratel Group, Inc.

We have audited the accompanying statement of financial condition of The Dratel Group, Inc. as of January 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Dratel Group, Inc. as of January 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

March 15, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

THE DRATEL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

January 31, 2002

ASSETS		
Cash	$	56,513
Due from Clearing Broker		60,950
Property and Equipment, at cost, net of accumulated depreciation and amortization of $55,156		87,383
Cash Surrender Value of Officer's Life Insurance		12,651
Prepaid Income Taxes		6,440
Other Assets		8,137
Total Assets	$	232,074
LIABILITY AND STOCKHOLDER'S EQUITY		
Liability - accounts payable and accrued expenses	$	13,194
Commitments		
Stockholder's Equity:		
Common stock - no par value; authorized 200 shares, issued 100 shares		1,080
Additional paid-in capital		118,702
Retained earnings		1,292,574
		1,412,356
Less Treasury stock, at cost - 71 shares		(1,193,476)
Stockholder's equity		218,880
Total Liability and Stockholder's Equity	$	232,074

See Notes to Statement of Financial Condition

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Dratel Group, Inc. (the "Company") is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. and an associate member of the American Stock Exchange.

During the year ended January 31, 2002, the Company withdrew as a member of the New York Stock Exchange.

The Company is a nonclearing broker-dealer and is exempt from provisions of rule 15c3-3 as all customers' accounts, as defined, are carried by the clearing broker.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company records income from security transactions and commissions on customers' security transactions on a trade-date basis.

Depreciation and amortization of property and equipment is provided for based upon the provisions of the Internal Revenue Code. Such depreciation and amortization does not differ materially from that which would be recorded under accounting principles generally accepted in the United States of America.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses with respect to these accounts.

2. DUE FROM CLEARING BROKER:

The clearing and depository operations for the Company's security transactions are provided by one broker pursuant to a clearance agreement. At January 31, 2002, the receivable from the clearing broker represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of January 31, 2002, no amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery-against-payment transactions.

In the normal course of business, introduced customers maintain debit balances with the clearing broker. At January 31, 2002, these balances were fully collateralized by securities owned by the customers.

Also, in the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions and to obtain additional deposits where deemed appropriate.

3. OFFICER'S LIFE INSURANCE POLICIES:

The Company is the beneficiary of an insurance policy on the Company's officer/stockholder. The policy's face value is $841,000.

4. PROPERTY AND EQUIPMENT:

Property and equipment consists of the following:

January 31, 2002		Depreciation Period
Furniture and equipment	$ 68,857	5 to 7 years
Leasehold improvements	73,682	31.5 years
	$142,539	

5. COMMITMENTS:

The Company is obligated under noncancelable operating leases for office facilities, which expire at various dates through July 2004. These leases are subject to escalations for increases in the Company's pro rata share of real estate taxes and other expenses.

The future aggregate minimum rental commitments under these leases are as follows:

Year ending January 31,	
2003	$36,664
2004	16,307
2005	9,786
	$62,757

6. INCOME TAXES:

The Company has recorded a deferred tax asset of approximately $34,000 at January 31, 2002, representing the tax effects of a net operating loss carryforward of $107,000 expiring in 2022. In recognition of the uncertainty regarding the ultimate outcome of income tax benefits, the Company has recorded a full valuation allowance.

7. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of January 31, 2002, the Company had net capital of $116,920, which exceeded requirements by $16,920.